UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On June 24, 2026, the Istanbul 14th Commercial Court of First Instance (the “Court of First Instance”) rendered its decision (Case No. 2024/768) regarding the unfair competition case brought by certain Turkish drivers’ and automobile trade associations against the ride-hailing business of Marti İleri Teknoloji A.Ş, a subsidiary of Marti Technologies, Inc. (the “Company”).

The Court partially granted the plaintiffs’ claims, holding that the Company’s ride-hailing service constitutes unfair competition under the Turkish Commercial Code. The Court rejected the plaintiffs’ request for an interim injunction to block access to the Company’s website and mobile applications, and rejected the plaintiffs’ claims relating to the Company’s e-scooter and e-moped services, finding that unfair competition had not been established with respect to those services. All of the Company’s services, including ride-hailing, two-wheeled electric vehicles, and delivery services, continue their operations uninterrupted.

The Company will appeal the Court of First Instance’s decision at the Istanbul Regional Court of Appeals within the statutory two-week period following receipt of the reasoned decision by the Court of First Instance. As of the date of this report, the reasoned decision has not been delivered to the Company.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s intention to appeal, the expected timing of such appeal, and the potential impact of the proceedings on the Company. These statements are based on management’s current expectations and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially, including the risks described in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: June 26, 2026	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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